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                             July 10, 2023

       Lee Jacobson
       Chief Executive Officer
       Robot Cache US Inc.
       4330 La Jolla Village Drive, Suite 200
       San Diego, CA 92122

                                                        Re: Robot Cache US Inc.
                                                            Post-Qualification
Amendment No. 5 to Offering Statement on Form 1-A
                                                            Filed June 23, 2023
                                                            File No. 024-11954

       Dear Lee Jacobson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment No. 5 on Form 1-A

       Mining - Earning IRON, page 24

   1. We note that the ERC-20 token IRON has a fixed value of $.01. Please revise to clarify how the value of IRON
is determined. In addition, to the extent true, revise throughout to clearly disclose that
although Robot Cache credits users with IRON equivalent to 85% of the value of their
Nicehash earnings, Robot Cache retains 100% of the earned Bitcoin.
                                                        Finally, clarify
whether the company can change the IRON payout ratio or value and the impact that could have
on users of your platform.
 Lee Jacobson
FirstName  LastNameLee Jacobson
Robot Cache   US Inc.
Comapany
July       NameRobot Cache US Inc.
     10, 2023
July 10,
Page  2 2023 Page 2
FirstName LastName
Proprietary Digital Rights Management Using the Blockchain, page 24

2. We note your disclosure that the "[Digital Rights Management ("DRM")] methodology
         and software enable us to accurately track and enforce a User   s
rights with regard to
         playing, selling or otherwise controlling access to digital content" and that "[t]he
         blockchain   s ability to track    chain of ownership    also means
that we can trace who had
         the rights to a particular copy of the game (e.g., a famous influencer) which we believe has significant potential as a collectible and scarcity business model." Please revise to more clearly discuss how your DRM software operates, including how user rights are recorded and transferred (such as whether your DRM software generates NFTs for each game sold to users). In addition, provide a materially complete discussion regarding how the royalty rights are recorded, whether on the blockchain or through more traditional contracts. To the extent the rights are based on smart-contracts or other on-blockchain mechanisms, revise to include a discussion of the risks, limitations, and difficulties in enforcing the royalty or ownership rights.
       You may contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo,
Legal Branch Chief, at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Gary Ross